SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   1)*

ImageX, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

45244D102

(CUSIP Number)

Frederic C. Liskow

Kinko’s, Inc.

13155 Noel Road

Suite 1600

Dallas, TX 75240

Telephone: (214) 550-7136

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45244D102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kinko’s, Inc. 77-0433330

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kinko’s that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Kinko’s expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase dated March 13, 2003 (the “Offer to Purchase”).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kinko’s Washington, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clayton, Dubilier & Rice Fund V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Clayton, Dubilier & Rice Fund V Limited Partnership that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Clayton, Dubilier & Rice Fund V Limited Partnership expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Associates V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CD&R Associates V Limited Partnership that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and CD&R Associates V Limited Partnership expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Investment Associates II, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CD&R Investment Associates II, Inc. that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and CD&R Investment Associates II, Inc. expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Cayman Investment Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CD&R Cayman Investment Associates, Inc. that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and CD&R Cayman Investment Associates, Inc. expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Investment Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CD&R Investment Associates, Inc. that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and CD&R Investment Associates, Inc. expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clayton, Dubilier & Rice Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Clayton, Dubilier & Rice Fund VI Limited Partnership that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Clayton, Dubilier & Rice Fund VI Limited Partnership expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Associates VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CD&R Associates VI Limited Partnership that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and CD&R Associates VI Limited Partnership expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Investment Associates VI, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,904,124 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,904,124 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,904,124 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 89.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CD&R Investment Associates VI, Inc. that it is the beneficial owner of any Shares of ImageX for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and CD&R Investment Associates VI, Inc. expressly disclaims such beneficial ownership.

(2)           Based on 31,211,967 Shares outstanding as of February 28, 2003 as represented by ImageX in the Agreement and Plan of Merger described in the Offer to Purchase.

This Amendment No. 1 to Statement on Schedule 13D (this “Schedule 13D”) is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this statement.  Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, par value $.01 per share (the “Shares”), of ImageX, Inc., a Washington corporation (“ImageX”).  The principal executive offices of ImageX are located at 10210 NE Points Drive, Suite 200, Kirkland, Washington 98033.

Item 2.	Identity and Background

The persons filing this Schedule 13D are Kinko’s, Inc. (“Kinko’s”), a Delaware corporation, for and on behalf of itself and Kinko’s Washington, Inc., a Washington corporation and newly formed wholly-owned subsidiary of Kinko’s (“Sub”), Clayton, Dubilier & Rice Fund V Limited Partnership, a Cayman Islands exempted limited partnership (“CDR Fund V”), CD&R Associates V Limited Partnership, a Cayman Islands exempted limited partnership (“Associates V”), CD&R Investment Associates II, Inc., a Cayman Islands exempted company (“Associates II Inc.”), CD&R Cayman Investment Associates, Inc., a Cayman Islands exempted company (“Associates Cayman Inc.”), CD&R Investment Associates, Inc., a Delaware corporation (“Associates Inc.”), Clayton, Dubilier & Rice Fund VI Limited Partnership, a Cayman Islands exempted limited partnership (“CDR Fund VI”), CD&R Associates VI Limited Partnership, a Cayman Islands exempted limited partnership (“Associates VI”) and CD&R Investment Associates VI, Inc., a Cayman Islands exempted company (“Associates VI Inc.” and, together with Associates II Inc., Associates Cayman Inc. and Associates Inc., the “CD&R Entities”).

The principal office of Kinko’s is located at 13155 Noel Road, Suite 1600, Dallas, TX 75240.  Kinko’s is a global printing and business services company engaged in providing products, services and solutions related to document production and management to customers ranging from students and families to the largest corporations in the world.

The principal office of Sub is located at 13155 Noel Road, Suite 1600, Dallas, TX 75240.  Sub was incorporated on February 19, 2003 for the purpose of making a tender offer for all of the common stock of ImageX and has not engaged, and does not expect to engage, in any business other than in connection with the Merger (as defined in Item 3 hereof) and the tender offer.

CDR Fund V is a private investment fund that invests in equity and equity-related securities.  CDR Fund V owns approximately 43% of the outstanding capital stock of Kinko’s.  Pursuant to a voting agreement, CDR Fund V and CDR Fund VI have the right to jointly nominate a majority of the members of the board of directors of Kinko’s.  Associates V is the general partner of CD&R Fund V.  Associates II Inc. is the managing general partner of Associates V.  Associates Cayman Inc. and Associates Inc. are general partners of Associates V.  Under the partnership agreement of Associates V, all management authority (other than with respect to the amendment of the partnership agreement) is vested in Associates II Inc.  No person controls the voting and dispositive power of Associates II Inc. with respect to the shares of Kinko’s capital stock owned by CDR Fund V.  The principal executive offices of CDR Fund V, Associates V, Associates II Inc. and Associates Inc. are located at 1403 Foulk Road, Suite 106,

Wilmington, Delaware 19803. The principal executive offices of Associates Cayman Inc. are located at Ugland House, South Church Street, Grand Cayman, Cayman Islands, BWI.

CDR Fund VI is a private investment fund that invests in equity and equity-related securities.  CDR Fund VI owns approximately 31% of the outstanding capital stock of Kinko’s.  Pursuant to a voting agreement, CDR Fund V and CDR Fund VI have the right to jointly nominate a majority of the members of the board of directors of Kinko’s.  Associates VI is the general partner of CD&R Fund VI.  Associates VI Inc. is the general partner of Associates VI.  No person controls the voting and dispositive power of Associates VI Inc. with respect to the shares of Kinko’s capital stock owned by CDR Fund VI.  The principal executive offices of CDR Fund VI, Associates VI and Associates VI Inc. are located at 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803.

To the best knowledge of Kinko’s and Sub, the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Kinko’s, Sub and each CD&R Entity, and the name and principal business of any corporation or other organization in which such employment is conducted are as set forth in Schedule I hereto and incorporated herein by this reference.

During the last five years, none of Sub, Kinko’s , any of the CD&R Entities or, to the best of their knowledge, any of the persons listed in Schedule I hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Kinko’s, Sub and ImageX entered into an Agreement and Plan of Merger dated as of March 3, 2003 (the “Merger Agreement”), providing, among other things, for the commencement by Sub of a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price per share of $.512, net to the seller in cash.  The offer expired at 12:00 midnight New York City time on Wednesday, April 9, 2003.  Based on information provided by Mellon Investor Services LLC, the depositary for the Offer (“Mellon”), approximately 27,042,075 Shares were tendered (including approximately 431,005 Shares tendered pursuant to procedures for guaranteed delivery) in the initial offering period.  The tendered shares represented approximately 86.6% percent of the outstanding Shares.

Kinko’s elected to provide a subsequent offering period for the ImageX tender offer (the “Subsequent Offer”).  The Subsequent Offer began at 12:01 a.m., New York City time, Thursday, April 10, 2003, and was originally set to expire at midnight, New York City time, on Friday, April 18, 2003.  Kinko’s  has extended the Subsequent Offer, which is now set to expire at 12:00 midnight, New York City time, on April 30, 2003.  During the Subsequent Offer, Shares are being accepted and promptly paid for as they are tendered.  Based on information provided by Mellon, approximately 862,049 Shares were tendered during the Subsequent Offer as of midnight, New York City time on April 22, 2003.  The Shares tendered in the Offer and the Subsequent Offer (through April 22, 2003) represent approximately 89.4% percent of the outstanding Shares.  As of the date hereof, Sub has spent funds totaling approximately $14,286,911.49 to acquire the tendered Shares.

The Merger Agreement provides that, following the consummation of the Subsequent Offer, subject to certain conditions, Sub will be merged with and into ImageX (the “Merger”), with ImageX being the surviving corporation.  Pursuant to the Merger, each outstanding Share will be converted into the right to receive $.512 in cash.  Unless a short-form merger is permitted under applicable Washington law, the Merger is subject to the approval by ImageX’s shareholders of the Merger and the Merger Agreement, any required regulatory approvals and the satisfaction of certain other conditions as more fully described in the Merger Agreement.  This Schedule 13D describes the Merger Agreement and the Merger in Item 4.

The Offer, the Subsequent Offer and the Merger are not conditioned on any financing arrangements.  Kinko’s and Sub estimate that funds totaling approximately $16.5 million will be required to purchase all outstanding Shares, satisfy obligations under outstanding stock options and warrants and pay all the costs, fees and expenses related to the Offer, Subsequent Offer and the Merger this Schedule 13D describes in Item 4.  Sub plans to obtain all funds necessary for the Merger through capital contributions or intercompany loans of available cash from Kinko’s.  Kinko’s expects to obtain all of the funds necessary for the Merger from existing cash on hand and borrowings under its existing financing arrangements.

The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase dated March 13, 2003 (the “Offer to Purchase”) is incorporated herein by reference.  The Merger Agreement and the Offer to Purchase are included with this Schedule 13D as Exhibits 1 and 2, respectively, and are incorporated into this Item 3 by reference.  Any summary of these documents and agreements and the transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Merger Agreement and the Offer to Purchase.

Item 4.	Purpose of Transaction
(a)-(j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

Merger Agreement.  Pursuant to the Merger Agreement, among other things, Sub offered to purchase all of the outstanding Shares of ImageX, upon the terms and conditions that the Offer to Purchase sets forth.

The purpose of the Offer was to enable Kinko’s to acquire a majority of the outstanding Shares and thereby acquire control of ImageX.  The purpose of the Subsequent Offer is to enable Kinko’s to acquire more than 90% of the outstanding shares of Kinko’s to facilitate the Merger and the acquisition of all outstanding Shares.  The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or the Subsequent Offer.  Sub intends to consummate the Merger as promptly as practicable.  Upon consummation of the Merger, ImageX will become a wholly owned subsidiary of Kinko’s.

The Merger Agreement provides that Sub is entitled to designate such number of directors on the board of directors of ImageX (the “ImageX Board”) as will give Sub, subject to compliance with Section 14(f) of the Exchange Act of 1934, as amended, representation on the ImageX Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (1) the total number of directors on the ImageX Board (giving effect to the directors elected as described in this sentence) multiplied by (2) the percentage that (a) such number of Shares so accepted for payment and paid for by the Sub plus the number of Shares otherwise owned by the Sub or any other subsidiary of Kinko’s bears to (b) the number of Shares then outstanding, and ImageX will, at such time, cause the Sub’s designees to be so elected or appointed to the ImageX Board.

Subject to provisions of applicable law, the Merger Agreement obligates ImageX to take all action requested by Kinko’s that may be necessary to effect any such election or appointment.  In connection therewith,  ImageX will promptly, at the option of Sub, either increase the size of the ImageX

Board or obtain the resignation of such number of its current directors as is necessary to enable Sub’s designees to be elected or appointed to the ImageX Board as described above.  ImageX also will use its reasonable efforts to cause Sub’s designees to be proportionately represented on each committee of the ImageX Board (other than any committee of the ImageX Board established to take action under the Merger Agreement).

In the event that the Sub’s designees are appointed or elected to the ImageX Board, the Merger Agreement provides that, until the Effective Time (as defined in the Merger Agreement), the ImageX Board will have at least three directors who are directors on the date of the Merger Agreement and who are not officers of ImageX (the “Independent Directors”).  In addition, in that event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will be entitled to designate a person to fill the vacancy or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not officers, shareholders or affiliates of ImageX, the Sub or Kinko’s.  After acceptance by the Sub of Shares pursuant to the Offer and prior to the Effective Time, any (1) amendment or termination of the Merger Agreement by ImageX, (2) extension of time for the performance, or waiver, of the obligations or other acts of the Sub or Kinko’s or (3) waiver of ImageX’s rights under the Merger Agreement will require the approval of a majority of the Independent Directors in addition to any required approval by the full ImageX Board.  The information set forth in Section 12—“Purpose of the Offer; the Merger Agreement; Plans for ImageX; Tender and Voting Agreements; Dissenters’ Rights; Employment Agreements” of the Offer to Purchase is incorporated herein by reference.

Sub and Kinko’s expect that, initially following the Merger, the business and operations of ImageX will, except as described Section 12—“Purpose of the Offer; the Merger Agreement; Plans for ImageX; Tender and Voting Agreements; Dissenters’ Rights; Employment Agreements” of the Offer to Purchase, which is incorporated herein by reference, be continued substantially as they are currently being conducted.  Although Kinko’s has not made any decisions with respect to the composition of ImageX’s management team, Kinko’s expects that some of ImageX’s senior management will terminate their employment following a transition period.  Kinko’s will continue to evaluate the business and operations of ImageX and, after the consummation of the Merger, will take such actions as it deems appropriate under the circumstances then existing.  Thereafter, Kinko’s intends to review such information as part of a comprehensive review of ImageX’s business, assets, operations, capitalization, dividend policy, management and personnel, with a view to optimizing development of ImageX’s potential in conjunction with Kinko’s current and future business.

At the Effective Time, each issued and outstanding Share (other than (1) Shares held by Sub or Kinko’s, which will automatically be canceled and retired and will cease to exist and no cash or other consideration will be delivered or deliverable in exchange therefor, and (2) other Shares, if any, held by holders who have not voted such Shares in favor of the Merger and have exercised their dissenters’ rights under the Washington Business Corporations Act (the “WBCA”)) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $.512, without interest, less any required withholding taxes, upon surrender and exchange of a certificate representing such Share.

At the Effective Time, each issued and outstanding share of capital stock of Sub will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the surviving corporation.

The Merger Agreement provides that, subject to satisfaction or waiver of certain conditions, and in accordance with the WBCA, the Merger will be effected and the Sub will be merged with and into ImageX at the Effective Time.  At the Effective Time, the separate corporate existence of the Sub will cease and ImageX will continue as the surviving corporation.  The Merger Agreement provides, among other things that: (1) the Articles of Incorporation and Bylaws of Sub shall be amended at the Effective Time to change the corporate name set forth therein to “ImageX, Inc.” and, as so amended, shall be the Articles of Incorporation and Bylaws of the surviving corporation until thereafter changed or amended in accordance with the provisions thereof and applicable law; (2) the directors of Sub immediately prior to the Effective Time shall be the directors of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be; and (3) the officers of Sub immediately prior to the Effective Time shall be the officers of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

If the Merger is consummated, the Shares will be delisted from The NASDAQ SmallCap Market.  Sub intends to seek to cause ImageX to apply for termination of registration of the Shares under the Exchange Act 0f 1934 as soon as the requirements for such termination are met.

The information set forth in the Introduction and in Sections 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”, 10—“Source and Amount of Funds”, 11—“Contacts and Transactions with ImageX; Background of the Offer”, 12—“Purpose of the Offer; the Merger Agreement; Plans for ImageX; Tender and Voting Agreements; Dissenters’ Rights; Employment Agreements” and 13—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Except as described above or elsewhere in this Schedule 13D, none of Kinko’s, Sub, any of the CD&R Entities or, to the best of their knowledge, any of the persons listed in Schedule I hereto, have any present plans or proposals that would relate to or result in:  (1) the acquisition by any person of additional securities of ImageX, or the disposition of any securities of ImageX; (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ImageX or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of ImageX or any of its subsidiaries; (4) any change in the present board of directors or management of ImageX, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present dividend policy or capitalization of ImageX; (6) any other material change in ImageX’s business or corporate structure; (7) changes in ImageX's charter, bylaws or other actions which may impede the acquisition of control of the issuer by any person; (8) causing a class of securities of ImageX to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a national securities association; or (9) any class of equity securities of ImageX becoming eligible for termination of registration under Section 12(g) of the Act; or (10) any action similar to any of those enumerated above.

References to the Merger Agreement and the Offer to Purchase are qualified in their entirety by reference to the copies of the Merger Agreement and the Offer to Purchase, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a)-(c)  The number of Shares owned as of the date hereof by Sub is 27,904,124.  The number of Shares owned as of the date hereof by Kinko’s, the CD&R Entities and the persons listed in Schedule 1 hereto is zero.  The number of Shares owned by Sub constitutes approximately 89.4% of the Shares, based on the number of Shares outstanding on February 28, 2003, as represented by ImageX in the Merger Agreement.  Sub has the sole power to vote and dispose of the Shares owned by it.

On March 13, 2003, Sub, in accordance with the terms of the Merger Agreement, began the Offer to purchase all of the outstanding Shares for $.512 per Share.  The initial offering period of the Offer expired at 12:00 midnight, New York City time, on April 9, 2003.  On April 10, 2003, following the expiration of the initial offering period of the Offer, Sub accepted for payment 27,042,075 Shares validly tendered pursuant to the Offer.  The tendered Shares represented approximately 86.6% of the issued and outstanding Shares.  On April 10, 2003, Kinko’s and Sub announced a subsequent offering period, beginning at 12:01 a.m., New York City time, on Thursday, April 10, 2003, and expiring at midnight, New York City time, on Friday, April 18, 2003.  On April 21, 2003, Kinko’s announced the extension of the subsequent offering period through midnight, New York City time on April 30, 2003.  During this subsequent offering period, Shares are accepted by Sub and promptly paid for, at a price of $.512 per Share, as they are tendered.  Sub has accepted for payment (through April 22, 2003) approximately 862,049 Shares during the Subsequent Offer.

Other than as set forth in this Item 5, to the knowledge of Kinko’s and Sub as of the date hereof (1) neither Kinko’s nor any subsidiary or affiliate of Kinko’s nor any of the directors or executive officers of Kinko’s, Sub or any of the CD&R Entities beneficially own any Shares and (2) there have been no transactions in the Shares effected during the past 60 days by Kinko’s or Sub, nor to their best knowledge, by any subsidiary or affiliate of Kinko’s or any of the directors or executive officers of Kinko’s, Sub or any of the CD&R Entities.

By virtue of its position (together with CDR Fund VI) as the majority stockholder of Kinko’s, and because CDR Fund V and CDR Fund VI have the right to jointly nominate a majority of the members of the board of directors of Kinko’s, CDR Fund V may be deemed to be the beneficial owner of any Shares beneficially owned or obtainable by Kinko’s or Sub. By virtue of its position as the general partner of CDR Fund V, Associates V may be deemed to be the beneficial owner of any Shares beneficially owned or obtainable by Kinko’s or Sub. By virtue of their positions as general partners of Associates V, each of Associates II Inc., Associates Caymans Inc. and Associates Inc. may be deemed to be the beneficial owner of any Shares beneficially owned or obtainable by Kinko’s or Sub.  Each of CDR Fund V, Associates V, Associates II Inc., Associates Cayman Inc. and Associates Inc. disclaims beneficial ownership of any Shares beneficially owned or obtainable by Kinko’s or Sub.

By virtue of its position (together with CDR Fund V) as the majority stockholder of Kinko’s, and because CDR Fund V and CDR Fund VI have the right to jointly nominate a majority of the members of the board of directors of Kinko’s, CDR Fund VI may be deemed to be the beneficial owner of any Shares beneficially owned or obtainable by Kinko’s or Sub.  By virtue of its position as the general partner of CDR Fund VI, Associates VI may be deemed to be the beneficial owner of any Shares beneficially owned or obtainable by Kinko’s or Sub.  By virtue of its positions as general partner of Associates VI, Associates VI Inc. may be deemed to be the beneficial owner of any Shares beneficially owned or obtainable by Kinko’s or Sub.  Each of CDR Fund VI, Associates VI and Associates VI Inc. disclaims beneficial ownership of any Shares beneficially owned or obtainable by Kinko’s or Sub.

(d)  No other person is known by Kinko’s or Sub to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares obtainable by Kinko’s or Sub.

(e) Not applicable.

The information set forth in the Introduction and in Sections 9—“Certain Information Concerning the Purchaser and Kinko’s”, 11—“Contacts and Transactions With ImageX; Background of the Offer”, 12—“Purpose of the Offer; the Merger Agreement; Plans for ImageX; Tender and Voting Agreements; Dissenters’ Rights; Employment Agreements” and 13—“Dividends and Distributions” and Schedule I—

“Directors and Executive Officers of Kinko’s, the Purchaser and the CD&R Entities” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.  In addition, the Merger Agreement, the Form of Tender and Voting Agreement and the information set forth in the Introduction and Sections 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”, 11—“Contacts and Transactions With ImageX; Background of the Offer”, 12—“Purpose of the Offer; the Merger Agreement; Plans for ImageX; Tender and Voting Agreements; Dissenters’ Rights; Employment Agreements”, 13—“Dividends and Distributions”, 14—“Conditions to the Offer” and 15—“Certain Legal Matters” of the Offer to Purchase are incorporated herein by reference.  To the best knowledge of Kinko’s and Sub, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any such Reporting Persons and any third party with respect to any securities of ImageX.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1. *	Agreement and Plan of Merger dated as of March 3, 2003 by and among Kinko’s, Inc., Kinko’s Washington, Inc. and ImageX, Inc.
2. *	Offer to Purchase dated March 13, 2003.
3. *	Letter of Transmittal.
4.	Joint Filing Agreement.

*                                         Incorporated by reference from the Schedule TO filed by Kinko’s and Kinko’s Washington with the Securities and Exchange Commission on March 13, 2003.

[SIGNATURE ON FOLLOWING PAGE]

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2003

KINKO’S, INC.

/s/ Gary M. Kusin
Name:	Gary M. Kusin
Title:	President and Chief Executive Officer

KINKO’S WASHINGTON, INC.

/s/ Gary M. Kusin
Name:	Gary M. Kusin
Title:	President

CLAYTON, DUBILIER & RICE FUND V LIMITED PARTNERSHIP

By:	CD&R Associates V Limited Partnership, its general partner

By:	CD&R Investment Associates II, Inc., its managing general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES V LIMITED PARTNERSHIP

By:	CD&R Investment Associates II, Inc., its managing general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES II, INC.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R CAYMAN INVESTMENT ASSOCIATES, INC.

By:	/s/ Donald J. Gogel
	Name:	Donald J. Gogel
	Title:	Director

CD&R INVESTMENT ASSOCIATES, INC.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CLAYTON, DUBILIER & RICE FUND VI LIMITED PARTNERSHIP

By:	CD&R Associates VI Limited Partnership, its general partner

By:	CD&R Investment Associates VI, Inc., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VI LIMITED PARTNERSHIP

By:	CD&R Investment Associates VI, Inc., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VI, INC.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

KINKO’S, SUB AND THE CD&R ENTITIES

1.             Directors and Executive Officers of Kinko’s.  The following tables set forth the name and principal occupation of each director and executive officer of Kinko’s.  The business address of each such person, unless otherwise indicated, is in care of Kinko’s, Inc., 13155 Noel Road, Suite 1600, Dallas, Texas 75240.  The business telephone number of each such person, unless otherwise indicated, is (214) 550-7000 and, to the knowledge of Kinko’s and Sub, each such person is a citizen of the United States of America.

None of the directors or executive officers of Kinko’s, Sub or the CD&R Entities beneficially own any securities of ImageX.

Name	Position	Additional Information
Michael J. Durham	Director

Mr. Durham has been a Director of Kinko’s since May 2000.  He has been a self-employed private investor since October 1999.  From October 1996 through October 1999, he was President and CEO of Sabre Holdings, Inc., an information technology services provider which was a wholly-owned subsidiary of AMR Corporation, the parent company of American Airlines, prior to its initial public offering.  From September 2000 until May 2002, Mr. Durham was a director of Fairchild Dornier, Inc., a company affiliated with Clayton, Dubilier & Rice, Inc., a Delaware corporation and the manager of each of CDR Fund V and CDR Fund VI (“CD&R”). Fairchild Dornier filed for insolvency protection in Germany in April of 2002.  Mr. Durham is the non-executive Chairman of Hotwire, a leading internet travel site.  Mr. Durham is a Director of Scheduling.com, GridOne Advisory Corp., Asbury Automotive Group and is an advisory board member of a number of start-up companies, predominantly in the travel sector.

Donald J. Gogel	Director

Mr. Gogel has been a Director of Kinko’s since the 1996 Roll-Up of the various corporate predecessors of Kinko’s.  Mr. Gogel is President and Chief Executive Officer of CD&R and has been a principal of CD&R since he joined the firm in 1989.  Mr. Gogel is also a Director of Global Decisions Group, LLC, which holds a majority interest in Cambridge Energy Research Associates, a leading international research, advisory and consulting firm focusing on the energy industry, Jafra Cosmetics, Inc., a global direct seller of premium cosmetics, TurboChef, Inc., a developer of quick-cook technology, and Acterna Corporation, a major developer, manufacturer and marketer of technologies used to test, deploy, manage and optimize communications networks, equipment and services.  Prior to joining CD&R, he was a Managing Director of Kidder, Peabody & Corp., and co-head of its merchant banking group.  Previously, he was a partner of McKinsey & Company, Inc., an international management consulting firm.

Thomas A. Hays	Director

Mr. Hays has been a Director of Kinko’s since the 1996 Roll-Up.  Mr. Hays joined the May Department Stores Company (“May”) in 1969, serving in the finance and operations area.  During his career, he served as the President of several operating divisions of May.  In 1982, Mr. Hays was named a Vice Chairman of May.  In June 1983, he was elected to our Board of Directors of May and in August 1985, was named President of May.  He was named Deputy Chairman of May in June 1993 and remained in that office until his retirement in 1996.  Mr. Hays is a member of the Board of Directors of Ameren Corporation in St. Louis, Missouri, Leggett & Platt in Carthage, Missouri, and is an Advisory Board Member of Schnucks Markets, Inc. of St. Louis, Missouri.  He also serves on the Board of Wabash College in Crawfordsville, Indiana.

Sidney Kohl	Director

Mr. Kohl has been a Director of Kinko’s since the 1996 Roll-Up.  He heads a diversified company located in Palm Beach, Florida.  Mr. Kohl was formerly Chairman of the Kohl Corporation, a regional food and department store chain.  He is a Director of Yum! Brands, Inc.  Mr. Kohl served as Chairman of Good Samaritan Hospital and then became a founding Chairman of Good Samaritan and St. Mary’s Hospitals (Intracoastal Health Systems).  He is Vice President of the United Way, Chairman of the Alexis de Tocqueville Society and a past Chairman of the Red Feather Campaign.

George W. Tamke	Director

Mr. Tamke has been a Director of Kinko’s since January 2001 and has been Chairman of the Board of Directors since August 2001.  From January 2001 until August 2001, Mr. Tamke served as interim President and Chief Executive Officer of Kinko’s.  Mr. Tamke has been a principal of CD&R since March 2000.  Prior to that time, Mr. Tamke held a succession of positions with Emerson Electric Co. and its affiliates, becoming its President in March 1997, and Vice Chairman and Co-Chief Executive Officer in May 1999.  Prior to joining Emerson, Mr. Tamke was President and Chief Operating Officer at Cullinet Software Inc., which specialized in computer software.  Before joining Cullinet in 1986, Mr. Tamke held a variety of positions over 17 years with International Business Machines Corp.  Mr. Tamke is a Director of Target Corporation and ICO Global Communications (Holdings) Limited.

David H. Wasserman	Director

Mr. Wasserman has been a Director of Kinko’s since November 2000.  He has been an employee of CD&R since 1998, serving as a principal of CD&R since 2001.  Prior to joining CD&R, Mr. Wasserman was with Goldman, Sachs & Co.’s Principal Investment Area.  He had previously worked at Fidelity Capital, the private investment arm of Fidelity Investments, and as a management consultant for the Monitor Company.  Mr. Wasserman is also a Director of Covansys, a NASDAQ-listed information technology services company, and ICO Global Communications (Holdings) Limited.

Shahan D. Soghikian	Director

Mr. Soghikian has been a Director of Kinko’s since May 2000, having served as a non-voting observer on Kinko’s Board of Directors since May 1999.  Mr. Soghikian is a General Partner of JP Morgan Partners L.L.C. (formerly Chase Capital Partners), the private equity investment arm of JP Morgan Chase & Co., where he has been employed since 1990.  Prior to joining JP Morgan Partners L.L.C., Mr. Soghikian was a member of the mergers and acquisitions groups of Bankers Trust and Prudential Securities, Inc.  He currently serves as a Director of Nextec Applications, Inc., Yipes Enterprise Services, Inc., MetroOptix, Narus, Inc., Snapbridge Software, Inc., Complient Corporation, fusionOne, Inc. and Axentis, LLC, and is on the Advisory Board of Broadview Capital Partners.

Daniel R. Frederickson	Director

Mr. Frederickson has been a Director of Kinko’s since May 2001.  He currently is managing director of OFF Center LLC, a limited liability company that invests in and manages commercial real estate in Southern California.  Mr. Frederickson was President and Chief Executive Officer for Pink Dot, Inc. d.b.a. PDQuick from November 1998 to April 2001.  In 1998, he served as Interim Chief Executive for Merchants, Inc., a three-division tire and auto service company.  During the 12-year period prior to that time, Mr. Frederickson served in various capacities at Kinko’s, including as President of the corporate predecessor to Kinko’s responsible for coordination and servicing of Kinko’s affiliated companies.  Mr. Frederickson is a “Founding Partner” with Kinko’s, opening store locations in St. Louis and Jefferson City, Missouri.  Prior to Kinko’s, Mr. Frederickson held a range of sales, finance and planning positions at Xerox Corporation, spanning a 16-year period.  His last position with Xerox was Controller for the Northwest United States, with revenues in excess of $1 billion through 17 districts.

Gary M. Kusin	Director, President and Chief Executive Officer

Mr. Kusin has served as a Director and as the President and Chief Executive Officer of Kinko’s since August 2001.  From 1998 through June 2001, he was the Chief Executive Officer of HQ Global Workplaces, Inc., a leader in flexible workplace solutions.  On March 13, 2002, HQ Global Workplaces filed for reorganization under Chapter 11 of the United States Bankruptcy Code.  Prior to joining HQ Global Workplaces, Mr. Kusin co-founded and built two consumer retail businesses, Laura Mercier Cosmetics, a high-end cosmetics supplier now owned by Neiman-Marcus, and Babbage’s, Inc., a leading chain of consumer software specialty stores that merged with Software Etc. and now operates under the name GameStop®.  Mr. Kusin’s experience in the retail sector also includes service with Federated Department Stores as well as Carter-Hawley-Hale Stores.  Mr. Kusin serves as a director of Electronic Arts, Inc., a leading entertainment software publisher.

Executive Officers of Kinko’s

Name	Position	Additional Information
Gary M. Kusin	Director, President and Chief Executive Officer

Mr. Kusin has served as a Director and as the President and Chief Executive Officer of Kinko’s since August 2001.  From September 1998 through August 2001, he was the Chief Executive Officer of HQ Global Workplaces, Inc., a leader in flexible workplace solutions.  On March 13, 2002, HQ Global Workplaces filed for reorganization under Chapter 11 of the United States Bankruptcy Code.  Prior to joining HQ Global Workplaces, Mr. Kusin co-founded and built two consumer retail businesses, Laura Mercier Cosmetics, a high-end cosmetics supplier now owned by Neiman-Marcus, and Babbage’s, Inc., a leading chain of consumer software specialty stores that merged with Software Etc. and now operates under the name GameStop®.  Mr. Kusin’s experience in the retail sector also includes service with Federated Department Stores as well as Carter-Hawley-Hale Stores.  Mr. Kusin serves as a director of Electronic Arts, Inc., a leading entertainment software publisher.

Susan B. Parks	Executive Vice President, Operations

Ms. Parks has served as Kinko’s Executive Vice President, Operations since August 2002.  In this role, Ms. Parks manages Kinko’s field operations, commercial sales team, real estate, corporate and product marketing, Corporate Print and Finish Centers, and several field-based staff support organizations.  From June 2000 until December 2001, she was with Gateway, Inc., a computer manufacturer.  She first led the Gateway Business division, a multi-billion dollar unit focused on business, government, and education customers, and then led Gateway’s US Markets division, a multi-billion dollar unit focused on all US based customers.  Prior to joining Gateway, Ms. Parks was Vice President/General Manager at US West (now Qwest Communications International Inc.) from 1994 to June 2000, heading the business and government solutions division.

Daniel J. Connors	Senior Vice President, Corporate Strategy

Mr. Connors joined Kinko’s as Senior Vice President, Corporate Strategy, in August 2001.  He is responsible for formulating and communicating Kinko’s strategies to its various constituents, and for measuring results against those strategies.  Prior to joining Kinko’s, Mr. Connors held a similar position with HQ Global Workplaces, a leader in flexible workplace officing solutions. On March 13, 2002, HQ Global Workplaces filed for reorganization under Chapter 11 of the United States Bankruptcy Code.  Prior to joining HQ Global Workplaces, Mr. Connors was with Bain & Company, a multinational strategy-consulting firm, during the period from July 1996 to September 2000.  Prior to his work at Bain, he served as Deputy General Counsel of Wang Laboratories, and was a senior associate at Crowell & Moring, a Washington, D.C. law firm.  He started his career as an attorney in The Pentagon Honors Program in Washington, D.C.

Allen C. Dickason	Senior Vice President and Chief Technology Officer

Mr. Dickason has served as Kinko’s Senior Vice President and Chief Technology Officer since December 2001.  In this capacity, he is responsible for all technology-related development, operations and support for Kinko’s customer applications, retail operations, distributed manufacturing, and information systems.  Before joining Kinko’s, Mr. Dickason most recently served as the Chief Information Officer of Suiza Foods Corporation, a leading processor and distributor of dairy products from October 1998 to December 2001.  From 1982 to October 1998 he was Chief Information Officer for Frito-Lay, where he also served as Vice President of Logistics for the Western United States.  He began his career at The Procter and Gamble Company, where he held roles of increasing responsibility in engineering and facilities management.

Paul G. Rostron	Senior Vice President, Human Resources

Mr. Rostron joined Kinko’s in December 1998 and was promoted to his current position of Senior Vice President, Human Resources, in November 1999.  He oversees Kinko’s people strategies, including compensation, benefits, human resource systems, recruiting, management and organizational development, team member relations and corporate communications.  Prior to joining Kinko’s, Mr. Rostron spent three years in senior level human resources positions with Gateway, Inc., a computer manufacturer, where he held positions of increasing responsibility, including Vice President, Global Human Resources.  Prior to Gateway, he spent ten years with Abbott Laboratories, a global leader in diversified health care, in various human resource senior management roles, including his last position as Director of Human Resources, Hospital Products Division.  Mr. Rostron began his human resource career with Montgomery Ward, Inc.

Mark A. Blinn	Senior Vice President and Chief Financial Officer

Mr. Blinn became Chief Financial Officer of Kinko’s in February 2003.  Prior to that, from September 2002 to February 2003, Mr. Blinn served as Vice President, Treasury and Tax, of Kinko’s.  Before joining Kinko’s in September 2002, Mr. Blinn Held a variety of positions with Centex Corporation, one of the nation’s largest homebuilders, from July 1999 to September 2002, including Vice President and Chief Accounting Officer from December 2000 to September 2002 and Managing Director of Corporate Finance from July 1999 to December 2000.  Preceding Centex, Mr. Blinn served as Senior Vice President/Treasurer of FirstPlus Financial, Inc., from 1998 to 1999; and he held various positions with Dallas-based Electronic Data Systems Inc., a leading global information technology services company.  Mr. Blain also served as Vice President of Commercial Capital Funding and was in private law practice for four years.

John M. McDonald

Mr. McDonald has served as Kinko’s Senior Vice President of Sales since joining the company in January 2003.  Prior to joining Kinko’s, Mr. McDonald served as Vice President of North America Sales for Manpower, Inc., a human resources company, from January 2001 to January 2003.  From July 1998 through January 2001, Mr. McDonald served as VP of Sales for Moore North America, a division of Moore Corporation, LTD.

Frederic C. Liskow	Vice President and General Counsel

Mr. Liskow has served as Vice President and General Counsel since February 2003.  Prior to that, Mr. Liskow served as Vice President of Legal Services since he joined the company in March 2002.  Since joining Kinko’s, Mr. Liskow has provided legal support for a complete range of corporate activities, from mergers and acquisitions and real estate transactions to management of intellectual property matters, contract implementation and litigation.  Prior to joining Kinko’s, Mr. Liskow held several positions in Citigroup Inc./Associates First Capital Corp. from 1993 to March 2002.  Mr. Liskow began his career as a corporate attorney at the law firm of Jenkens & Gilchrist.

Mark A. Seals	Senior Vice President, International

Mr. Seals has served as Senior Vice President, International, since December 2001.  He is responsible for overseeing all of Kinko’s international activities, including development of new markets.  From June 2000 until June 2001, Mr. Seals was Chief Operating Officer for a supermarket industry start-up called Meals.com in Seattle, Washington.  From January 1998 through December 1999, he was Senior Vice President of Operations for Tricon Restaurants International, a spin off company of PepsiCo now know as Yum! Brands, Inc., where he was responsible for operations functions supporting all 9,000 Taco Bell, Pizza Hut and KFC restaurants outside of the U.S.  From 1989 through 1997, he was with PepsiCo, where he served in various domestic and international roles such as Vice President of the Southwest zone of Taco Bell in the U.S., country manager of KFC and Pizza Hut in Singapore and President of Pizza Hut in Seoul, Korea.  Mr. Seals began his career with Anheuser Busch Companies, Inc. where he held positions of increasing responsibility in finance, strategic planning, new business development and marketing.

2.             Directors and Executive Officers of Kinko’s Washington, Inc.  The following tables set forth the name and principal occupation of each director and executive officer of the Sub.  The business address of each such person is 13155 Noel Road, Suite 1600, Dallas, Texas 75240.  The business telephone number of each such person is 214-550-7000 and, to the knowledge of Kinko’s and Sub, each such person is a citizen of the United States of America.

Name	Position with Sub	Title/Present Principal Occupation
Gary M. Kusin	President and Director

Mr. Kusin has served as President and a Director of Sub since its inception.  Certain additional information regarding Mr. Kusin is set forth above under “—Directors and Executive Officers of Kinko’s, Sub and the CD&R Entities-Directors and Executive Officers of Kinko’s-Executive Officers of Kinko’s” above and is incorporated herein by reference.

Daniel J. Connors	Senior Vice President

Mr. Connors has served as Senior Vice President of Sub since its inception.  Certain additional information regarding Mr. Connors is set forth above under “—Directors and Executive Officers of Kinko’s, Sub and the CD&R Entities-Directors and Executive Officers of Kinko’s-Executive Officers of Kinko’s” above and is incorporated herein by reference.

Mark A. Blinn	Treasurer

Mr. Blinn has served as Treasurer of Sub since its inception.  Certain additional information regarding Mr. Blinn is set forth above under “—Directors and Executive Officers of Kinko’s, Sub and the CD&R Entities-Directors and Executive Officers of Kinko’s-Executive Officers of Kinko’s” above and is incorporated herein by reference.

Frederic C. Liskow	Secretary

Mr. Liskow has served as Secretary of Sub since its inception.  Certain additional information regarding Mr. Liskow is set forth above under “—Directors and Executive Officers of Kinko’s, Sub and the CD&R Entities-Directors and Executive Officers of Kinko’s-Executive Officers of Kinko’s” above and is incorporated herein by reference.

3.             Directors and Executive Officers of the CD&R Entities.  Set forth below are the names, business addresses, present principal occupations or employment and five-year employment histories of each director and officer of Associates VI Inc., Associates II Inc. and Associates Inc. and each director and shareholder of Associates Cayman Inc.  Associates Cayman Inc. has no officers.  The shareholders of Associates VI Inc., Associates II Inc. and Associates Inc. are principals of CD&R.  Except as otherwise noted below, each such person is a United States citizen.  Except with respect to Messrs. Deschamps, Quarta, Spencer and Novak, the business address of each of the persons listed below is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10125, and the business telephone number of each such person is 212- 407-5200.  The business address for each of Messrs. Deschamps, Quarta, Spencer and Novak is c/o Clayton, Dubilier & Rice Limited, 55 Grosvenor Street, London, W1K 3HY, United Kingdom, and the business telephone number of each such person is 44-20-7290-5800.

Name	Title/Present Principal Occupation
Joseph L. Rice, III

Mr. Rice has been a principal of CD&R since 1978 and currently serves as its Chairman.  Mr. Rice is a Director and the Chairman of Associates VI Inc., Associates II Inc. and Associates Inc. and is a shareholder and Director of Associates Cayman Inc.  Mr. Rice also serves as a Director of Italtel S.p.A. and Uniroyal Holding, Inc.

Donald J. Gogel

Mr. Gogel has been a principal of CD&R since 1989 and currently serves as its President and Chief Executive Officer.  Mr. Gogel is a Director and the President and Chief Executive Officer, Assistant Treasurer and Assistant Secretary of Associates VI Inc., Associates II Inc. and Associates Inc., and is a shareholder and Director of Associates Cayman Inc.  Mr. Gogel also serves as a Director of Kinko’s, Inc., Global Decisions Group, L.L.C. and Jafra Cosmetics International, Inc.

B. Charles Ames

Mr. Ames has been a principal of CD&R since 1989, and is a Director of Associates VI Inc., Associates II Inc. and Associates Inc.  Mr. Ames serves as the Chairman of Riverwood International Corporation.  Mr. Ames also serves as a Director of Remington Arms Company, Inc.

Michael G. Babiarz

Mr. Babiarz is a principal of CD&R and has been a professional employee of CD&R since 1990.  Mr. Babiarz is a Director of Associates VI Inc. and Associates II Inc.  Mr. Babiarz also serves as a Director of Remington Arms Company, Inc. and SIRVA, Inc.

Kevin J. Conway

Mr. Conway is a principal of CD&R and has been a professional employee of CD&R since 1994.  Mr. Conway is a Director and the Vice President, Secretary and Assistant Treasurer of Associates VI Inc., Associates II Inc. and Associates Inc.  Mr. Conway also serves as a Director of Riverwood International Corporation, Covansys Corporation and SIRVA, Inc.

Bruno Deschamps

Mr. Deschamps is a principal of CD&R and has been a professional employee of CD&R since 2002. Prior to joining CD&R, Mr. Deschamps was President and Chief Operating Officer of Ecolab Inc.  Mr. Deschamps is a Director of Associates VI Inc. and Associates II Inc.  Mr. Deschamps also serves as the Chairman of the Supervisory Board of Schulte GmbH & Co. KG and Chairman of the Executive Committee of Brake Bros, Ltd.  Mr. Deschamps is a citizen of France.

Theresa A. Gore	Ms. Gore has been a professional employee of CD&R since 1994. Ms. Gore is the Vice President, Treasurer and Assistant Secretary of Associates VI Inc., Associates II Inc. and Associates Inc.

Thomas E. Ireland

Mr. Ireland is a principal of CD&R and has been a professional employee of CD&R since 1997.  Mr. Ireland is a Director of Associate VI Inc. and Associates II Inc.  Mr. Ireland also serves as Chairman of the Executive Committee of Jafra Cosmetics International, Inc. and as a Director of Remington Arms Company, Inc. and Schulte GmbH & Co. KG.

Ned C. Lautenbach

Mr. Lautenbach is a principal of CD&R and has been a professional employee of CD&R since 1998.  Prior to joining CD&R, Mr. Lautenbach served as Senior Vice President and Group Executive of Worldwide Sales and Services of IBM Corporation.  Mr. Lautenbach is a Director of Associates VI Inc. and Associates II Inc.  Mr. Lautenbach also serves as Chairman of Acterna Corporation and Co-Chairman of Covansys Corporation.

David A. Novak

Mr. Novak is a principal of CD&R and has been a professional employee of CD&R since 1997.  Mr. Novak is a Director of Associates VI Inc. and Associates II, Inc.  Mr. Novak also serves as a Director of Italtel Holding S.p.A. and Jafra Cosmetics International, Inc.

Roberto Quarta

Mr. Quarta is a principal of CD&R and has been a professional employee of CD&R since 2001.  Prior to joining CD&R, Mr. Quarta was Chief Executive Officer of BBA Group plc.  Mr. Quarta is a Director of Associates VI Inc. and Associates II Inc.  Mr. Quarta also serves as the Chairman of Italtel Holding S.p.A.  Mr. Quarta is a dual citizen of the United States and Italy.

James W. Rogers

Mr. Rogers is a principal of CD&R and has been a professional employee of CD&R since 1998.  Prior to joining CD&R, Mr. Rogers was a Senior Vice President of General Electric Company.  Mr. Rogers is a Director of Associates VI Inc. and Associates II Inc.  Mr. Rogers also serves as the Chairman of both Brake Bros, Ltd. and SIRVA, Inc.

Richard J. Schnall

Mr. Schnall is a principal of CD&R and has been a professional employee of CD&R since 1996.  Mr. Schnall is a Director of Associates VI Inc. and Associates II Inc.  Mr. Schnall also serves as a Director of Acterna Corporation, Brake Bros, Ltd., Guidance Solutions, Inc., Global Decisions Group, L.L.C. and SIRVA, Inc.

Christopher N. Spencer

Mr. Spencer is a principal of CD&R and has been a professional employee of CD&R since 2002.  Prior to joining CD&R, Mr. Spencer was a principal of Candover Investments.  Mr. Spencer is a Director of Associates VI Inc. and Associates II Inc.  Mr. Spencer is also a Director of Brake Bros, Ltd.  Mr. Spencer is a dual citizen of France and the United Kingdom.

George W. Tamke

Mr. Tamke is a principal of CD&R and has been a professional employee of CD&R since 2000.  Prior to joining CD&R, Mr. Tamke was Vice Chairman and Co-Chief Executive Officer of Emerson Electric Co.  Mr. Tamke is a Director of Associates VI Inc., Associates II Inc. and Target Corporation.  Mr. Tamke also serves as Chairman of Kinko’s, Inc. and Chairman of the Executive Committee of ICO Global Communications (Holdings) Limited.

David H. Wasserman

Mr. Wasserman is a principal of CD&R and has been a professional employee of CD&R since 1998.  Prior to joining CD&R, Mr. Wasserman worked in the Principal Investment Area of Goldman, Sachs & Co.  Mr. Wasserman is a Director of Associates VI Inc. and Associates II Inc.  Mr. Wasserman also serves as a Director of Kinko’s, Inc., Covansys Corporation and ICO Global Communications (Holdings) Limited.

Exhibit 4

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of ImageX, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this Agreement this 13th day of March, 2003.

KINKO’S, INC.

/s/ Gary M. Kusin
Name:	Gary M. Kusin
Title:	President and Chief Executive Officer

KINKO’S WASHINGTON, INC.

/s/ Gary M. Kusin
Name:	Gary M. Kusin
Title:	President

CLAYTON, DUBILIER & RICE FUND V LIMITED PARTNERSHIP

By:	CD&R Associates V Limited Partnership, its general partner

By:	CD&R Investment Associates II, Inc., its managing general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES V LIMITED PARTNERSHIP

By:	CD&R Investment Associates II, Inc., its managing general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES II, INC.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R CAYMAN INVESTMENT ASSOCIATES, INC.

By:	/s/ Donald J. Gogel
	Name:	Donald J. Gogel
	Title:	Director

CD&R INVESTMENT ASSOCIATES, INC.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CLAYTON, DUBILIER & RICE FUND VI LIMITED PARTNERSHIP

By:	CD&R Associates VI Limited Partnership, its general partner

By:	CD&R Investment Associates VI, Inc., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VI LIMITED PARTNERSHIP

By:	CD&R Investment Associates VI, Inc., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VI, INC.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary